FORM 18-K
For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORT
of
PROVINCE OF ONTARIO
(Canada)
(Name of Registrant)

Date of end of last fiscal year: March 31, 2006
SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issue	Amounts as to which	Names of exchanges
	registration is effective	on which registered

N/A	N/A	N/A

Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:
Jennifer MacIntyre
Counsellor
Canadian Embassy
501 Pennsylvania Avenue N.W.
Washington, D.C. 20001

Copies to:
Christopher J. Cummings
Shearman & Sterling LLP
Commerce Court West, 199 Bay Street
Toronto, Ontario, Canada M5L 1E8
* The Registrant is filing this annual report on a voluntary basis.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

PROVINCE OF ONTARIO (Name of registrant)
December 13, 2006	By:	/s/ Irene Stich
		Name:	Irene Stich
		Title:	Director, Capital Markets Operations Capital Markets Division Ontario Financing Authority

Exhibit Index

Exhibit (a):	None

Exhibit (b):	None

Exhibit (c):	The 2006 Ontario Budget (incorporated by reference to Amendment No. 3 on Form 18-K/A dated March 23, 2006 to the Annual Report of the Province of Ontario)

Exhibit (d):	Province of Ontario — Description